SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PE 9-1-02

(2)

02057572

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the *Securities Exchange Act of 1934*

For the month of September, 2002

(1) CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-1342)
(2) CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: September 10, 2002

By: Name: Robert V. Horte
Title: Senior Assistant Corporate Secretary

CANADIAN
PACIFIC
RAILWAY

News

Release: Immediate, Sept. 10, 2002

CPR OPTS FOR EXTERNAL PENSION FUND MANAGEMENT

CALGARY -- Canadian Pacific Railway (TSX/NYSE: CP) announced today management of the North American equity and bond portfolios in its defined benefit pension fund will be moved to external fund managers. The assets are currently managed by Canadian Pacific Investment Management Limited (CPIM), a wholly owned subsidiary of CPR.

CPR said the transfer to external managers reflects the company's desire to focus on its core business activity of providing rail service. In addition, the corporate structure wherein CPIM managed the fund through Canadian Pacific Limited ceased to exist with the breakup of the company in October 2001.

The CPR defined benefit pension plan is one of the largest private sector plans in Canada with assets of approximately $5.3 billion under management. The North American bonds and equities component of the fund has a current market value of approximately $3.5 billion.

Other components of the fund, including real estate and mortgage investments, will continue to be managed by CPIM. External managers currently manage the fund's foreign equities.

CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

end

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
Cell: (403) 650-2748
email: len_cocolicchio@cpr.ca

Investment Community
Paul Bell
Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca